UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 27, 2011 entitled “2011 Business Strategy”.
99.2	Press release dated January 27, 2011 entitled “2011: CNOOC Limited Welcomes a Year of Steady Growth”.

Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2011 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2011.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2009 Annual Report on Form 20-F filed on 23 April 2010.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2011.

The total targeted net production of the Company in 2011 is 355 million to 365 million barrels of oil equivalent (BOE) (assuming with WTI at US$82.0/barrel). The Company’s net production for 2010 is estimated to be 327 million to 329 million BOE (with WTI at US$79.5/barrel).

During the year, four new projects in offshore China are expected to come on stream, including major projects such as Jinxian1-1 and Jinzhou 25-1. In overseas, Eagle Ford project in the U.S. and Bridas Corporation in Argentina are expected to deliver production. New oil and gas fields which came on stream in 2010 and those expected to come on stream in 2011 offshore China, together with new projects in overseas, are expected to support the production growth in 2011. Meanwhile, 15 projects are under construction, which will lay a solid foundation for the Company’s mid to long term production growth.

In 2011, the Company’s exploration will focus on oil and gas exploration in core areas, while strengthening exploration in new areas and frontiers, especially in deepwater South China Sea. The Company plans to drill 96 exploration wells and acquire 19,967 kilometers 2-Dimensional

1

(2D) seismic data and 17,129 square kilometers 3-Dimensional (3D) seismic data. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2011.

In 2011, in order to support a sustainable growth and to accelerate deepwater exploration and development, the Company’s total capital expenditure is expected to reach US$8.77 billion, among which, the capital expenditure for exploration, development and production is expected to reach US$1.56 billion, US$5.05 billion, and US$2.02 billion, respectively. The Company expects that such capital expenditure will strongly support its production and reserve growth in the future.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 27 January 2011

As at the date of this announcement, the board of directors comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2009 Annual Report on Form 20-F filed on 23 April 2010.

2

Exhibit 99.2

For Immediate Release

2011：CNOOC Limited Welcomes a Year of Steady Growth

(Hong Kong, January 27, 2011) - CNOOC Limited (“the Company", NYSE: CEO, SEHK: 0883) today announced its 2011 business strategy and development plan.

The total net production of the Company in 2011 is targeted at 355-365 million barrels of oil equivalent (BOE) (assuming with WTI at US$82.0/barrel). The Company’s net production for 2010 is estimated to be 327-329 million BOE (with WTI at US$79.5/barrel).

During the year, there are four new projects offshore China expected to come on stream, including major projects such as Jinxian1-1 and Jinzhou 25-1. In overseas, Eagle Ford project in the U.S. and Bridas Corporation in Argentina are expected to deliver production. The new oil and gas fields brought on stream in 2010 and 2011, together with new projects in overseas, are expected to facilitate the production growth in 2011. Meanwhile, 15 projects are under construction, driving the mid to long term production growth of the Company.

On the exploration side, the Company will focus on oil and gas exploration in core areas, while strengthening exploration in new areas and frontiers, especially in deepwater South China Sea. During the year, the Company plans to drill 96 exploration wells and acquire 19,967 kilometers 2-Dimensional (2D) seismic data and 17,129 square kilometers 3-Dimensional (3D) seismic data. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2011.

During the year, the Company’s capital expenditure will continue to provide strong support to a sustainable growth as well as deepwater exploration and development. In 2011, the Company’s total capital expenditure is expected to reach US$8.77 billion, among which capital expenditure for exploration, development and production is US$1.56 billion, US$5.05 billion, and US$2.02 billion respectively.

“In the new year, we will maintain a robust capital expenditure plan and implement exploration and development activities as scheduled. Meanwhile, we will continue to execute stringent cost control and prudent financial policy to further improve the overall performance of the Company.” Mr. Zhong Hua, CFO of the Company commented.

Mr.Yang Hua, the Vice Chairman and CEO of the Company said,” In the past five years, we have greatly enhanced our corporate value through sticking to our established strategies and delivering the production growth rate of 7-11% from 2006 to 2010. The Company will see a year of steady growth in 2011, laying a more solid base for our future development in the next five years.”

– End –

Notes to Editors:
*** *** *** ***
More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***

For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com